April 5, 2012

Via electronic mail and Edgar

Chris Windsor

Kate McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:         LendingClub Corporation

File No. 333-177230

Dear Mr. Windsor:

On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated March 30, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 of Lending Club’s Registration Statement (the “Registration Statement”). The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Comments to Amendment No. 1 to Registration Statement on Form S-1

1.     The Division of Investment Management is considering the changes you have proposed to your portfolio tool and PRIME account. They may have additional comments.

Understood.

2.     We note your response to former comment 4 that you sell securities to foreign investors. Please disclose the percentage of your business derived from foreign investors. In addition, please disclose any risks attendant to selling to foreign investors including, but not limited to, compliance with foreign securities laws.

Please see the additional disclosure on page 30 of the Registration Statement.

3.     We note your response to our former comment 6; however, the material posted on your Facebook page and retweeted on your Twitter feed does not always contain hyperlinks. The staff cautions LendingClub that retweets may be considered to be an implied endorsement or approval of a third party tweet. The staff asks LendingClub to consider the content of retweets and Facebook posts to avoid publishing false or misleading information.

We will revise our social media policy to take the Staff’s concerns into account.

4.     We note your response to our former comment 7. Because you have not added this disclosure to the amendment, the staff cannot tell whether you intend to supplement the existing disclosure on page 49 or replace it. In addition, neither the disclosure on page 49 under the “Portfolio Tool” heading nor the proposed disclosure includes the representation that you make in your response: “if lower risk loans are not available, then the tool will not allow purchases of higher risk loans.” Please amend your prospectus to include complete disclosure of the portfolio tool and, in the future, please include disclosure in the amended registration statement and use your response to refer to the pages of that disclosure.

We have revised the disclosure on page 50 of the Registration Statement to add in the additional disclosure regarding lower risk loans. Also, we have decided that at this point we will not make available the ability to sort loans based upon “gross” grade (A through G only). As such, we have removed the proposed language in the web-site disclosure regarding this option and have not included such language in our Registration Statement.

We have also revised the disclosure language that will be placed on the Portfolio Builder webpage to read as follows:

The portfolio builder is a tool to help you search for loans that you may be interested in. Loans are selected on a first-in-first-out (FIFO) basis. Once the available loans for the sub-grade initially chosen are selected, the tool will then alternate selecting loans one sub-grade lower and then one sub-grade higher than the initial sub-grade, stepping farther out as needed, based given inventory constraints, in order to accommodate the amount of capital and the per loan amount you have indicated. If lower risk loans are not available, the tool will cease allocating higher risk loans into your listing. Please review the loan listing carefully as it may not represent the exact make-up of loans that you were searching for. You are not obligated to purchase any loan listing. Only after you select the “confirm” button are you bound to purchase notes corresponding to the loans you have selected.

5.     The staff has considered your response to our former comment 9. If an investor services representative uses the criteria selected by the investor to find notes on the platform on behalf of the investor, it would seem to be consistent with your online operation. However, the investor would need to be presented with each note and given the opportunity to delete notes or change allocation amounts before purchasing the notes in order to be consistent with the online operation. Without the ability to review the notes and change the order before purchase, the investment decision would appear to be substantially different than the investment decision you describe in your prospectus.

We will provide investors with the opportunity to review and revise orders.

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jason Altieri

Jason Altieri

General Counsel

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